Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2010	2009	2010	2009
Earnings: Loss before benefit from income taxes	$(112,344)	$(126,491)	$(160,756)	$(595,328)
Interest expense	277,577	273,890	800,956	791,354
Implicit interest in rents	3,607	3,836	11,353	14,446
Total earnings	$ 168,840	$ 151,235	$ 651,553	$ 210,472
Fixed charges: Interest expense	$ 277,577	$ 273,890	$ 800,956	$ 791,354
Implicit interest in rents	3,607	3,836	11,353	14,446
Total fixed charges	$ 281,184	$ 277,726	$ 812,309	$ 805,800
Ratio of earnings to fixed charges*	0.60	0.54	0.80	0.26

*

Earnings were insufficient to cover total fixed charges by $112.3 million for the three months ended September 30, 2010 and $160.8 million for the nine months ended September 30, 2010. Earnings were insufficient to cover total fixed charges by $126.5 million for the three months ended September 30, 2009 and $595.3 million for the nine months ended September 30, 2009.

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